SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               The Clorox Company
                                (Name of Issuer)

                         Common Stock, Par Value $1.00
                         (Title of Class of Securities)

                                   189054109
                                 (CUSIP Number)

                             Keith Schaitkin, Esq.
                                Icahn Capital LP
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4300
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 14, 2011
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

Item 1. Security and Issuer

     This statement constitutes Amendment No. 2 to the Schedule 13D relating to the Common Stock, par value $1.00 (the "Shares"), issued by The Clorox Company (the "Issuer"), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on February 11, 2011 and amended by amendment No.1 thereto (as amended, the "Initial Schedule 13D"), on behalf of the Reporting Persons (as defined in the Initial Schedule 13D), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 4. Purpose of Transaction

     Item 4 is hereby amended by adding the following:

     On July 14, 2011, Carl Icahn sent a letter (the "July 14 Letter") to Donald
R. Knauss, the Chairman and CEO of the Issuer, pursuant to which Mr. Icahn made a proposal to acquire, through affiliated entities, all of the issued and outstanding Shares not owned by the Reporting Persons for $76.50 per Share net in cash. Mr. Icahn also disclosed that his affiliates have obtained a highly confident letter (the "Highly Confident Letter") from Jefferies & Company, Inc. regarding its ability to provide financing for the proposed transaction subject to the terms and conditions set forth therein. The foregoing descriptions of the July 14 Letter and the Highly Confident Letter are qualified in their entirety by reference to the full text of each of the July 14 Letter and the Highly Confident Letter, copies of which are attached hereto as Exhibits 1 and 2, respectively, and are incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     On July 14, 2011, Carl Icahn sent the July 14 Letter to Donald R. Knauss, the Chairman and CEO of the Issuer. In addition, on July 14, 2011, an affiliate of Mr. Icahn obtained the Highly Confident Letter from Jefferies & Company, Inc.

Item 7. Material to be Filed as Exhibits

     Exhibit 1    The July 14 Letter

     Exhibit 2    The Highly Confident Letter

                                   SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2011


ICAHN  PARTNERS  MASTER  FUND  LP
ICAHN  PARTNERS  MASTER  FUND  II  LP
ICAHN  PARTNERS  MASTER  FUND  III  LP
ICAHN  OFFSHORE  LP
ICAHN  PARTNERS  LP
ICAHN  ONSHORE  LP
BECKTON  CORP.
HOPPER  INVESTMENTS  LLC
BARBERRY  CORP.
HIGH  RIVER  LIMITED  PARTNERSHIP
     By:  Hopper  Investments  LLC,  general  partner


     By:  /s/  Edward  E.  Mattner
          ------------------------
          Name:  Edward  E.  Mattner
          Title:  Authorized  Signatory


ICAHN  CAPITAL  LP
     By:  IPH  GP  LLC,  its  general  partner
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner
IPH  GP  LLC
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES HOLDINGS L.P.
     By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES G.P. INC.


By:  /s/ Dominick  Ragone
     --------------------
     Name:  Dominick  Ragone
     Title:  Chief  Financial  Officer

/s/  Carl  C.  Icahn
--------------------
CARL  C.  ICAHN